

Mail Stop 4720

December 15, 2017

Nina Gupta
Chief Legal Officer
Victory Capital Holdings, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, OH 44144

Re: Victory Capital Holdings, Inc.
Amendment No. 5 to
Draft Registration Statement on Form S-1
Submitted December 11, 2017
CIK No. 0001570827

Dear Ms. Gupta:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

1.   Please revise to consistently refer to the pro forma financial information as combined, as opposed to consolidated.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David K. Boston, Esq.